SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: June 27, 2002.

Elektra

Grupo Elektra Expands Mobile Phone Offerings

- **Adding Telcel Brand to approximately 750 stores by YE02**
- **Grupo Elektra Will Be One of Mexico's Largest Mobile Phone Distributors**

Mexico City, June 27, 2002 - Grupo Elektra S.A. de C.V. (BMV: ELEKTRA, NYSE: EKT). Latin America's largest specialty retailer and consumer finance company, today announced it has significantly expanded its cellular phones product line. In addition to the company's existing Unefon cellular line, it will now retail handsets and pre-paid calling cards from Telcel, the leading cellular carrier in the country and a subsidiary of América Movil (BMV: AMXL, NYSE: AMX), making Grupo Elektra one of the nation's largest mobile phone distributors.

"Our commitment is to provide our customers with the best products from the top brands," said Javier Sarro, CEO of Grupo Elektra. "With this important addition, we will offer a convenient one-stop shopping for most of the latest, value-packed mobile phone technologies and services within our outlets throughout Mexico."

Telcel's products could be sold in approximately 750 stores nationwide by year-end 2002. In keeping with the company's successful business model, these products will be available for purchase via cash or through Grupo Elektra's renowned consumer credit program. Grupo Elektra plans to display each of the new product lines in prominent capsule-style kiosks.

Management of Telcel stated that this alliance with Grupo Elektra reinforces Telcel's focus to make its product line readily available and easily accessible to consumers throughout Mexico. Telcel is certain that through this and similar partnerships, they will continue to strengthen their nationwide presence.

Mr. Sarro concluded: "Through this agreement, Grupo Elektra reaffirms its commitment to increasing shareholder value. Enhancing the offer of cellular products will certainly help us boost our top-line growth and profitability."

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ

materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Bernardo Bouffier
Investor Relations
Grupo Elektra S.A de C.V,
Tel. (52) 5629 9333
Fax. (52) 5629 9234
bbouffier@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 9333
Fax. (52) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900

emartinez@dgi-nyc.com